UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered

N/A	N/A	N/A
Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
Mr. Robert Keating
Delegate General
Québec Government House
One Rockefeller Plaza
26th Floor
New York, NY 10020-2102
Copies to:

Mr. Robert E. Buckholz, JR.	Mr. Jean-Hugues Lafleur
Sullivan & Cromwell LLP	Vice President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4
*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (“Annual Report”) as follows:
1.	By adding to the “Corporate Outlook — Development Strategy” subsection of Exhibit (d) to the Annual Report the following text:

On October 29, 2009, the Government of Québec and the Government of New Brunswick signed a Memorandum of Understanding (the “Memorandum”) concerning the proposed sale to Hydro-Québec, through one or more subsidiaries, of most of the assets held by New Brunswick Power Holding Corporation and its subsidiaries (“NB Power”) relating to the generation, transmission and distribution of electricity in New Brunswick (the “Assets”).

Under the Memorandum, we would acquire the Assets for a total amount of $4.75 billion dollars and we would enter into a long-term electricity supply and service agreement with the Government of New Brunswick. Under this agreement, we would provide up to 14 TWh per year of electricity to New Brunswick customers according to the following terms:
•	Up to 4.5 TWh per year to industrial customers. The rates charged for the first five (5) years would be equal to the rates offered to industrial customers in Québec;

•	Up to 9.5 TWh per year to regular customers. The rates charged for the first five (5) years would be fixed at the current rates in effect in New Brunswick.
We would assume all third party power purchase agreements currently in effect with NB Power and other operational liabilities relating to the Assets but not any liabilities related to the refurbishment project of the Point Lepreau nuclear facility.
The Memorandum sets a closing date for the acquisition of the Assets on or about March 31, 2010, except for the Point Lepreau nuclear facility which would be expected to close on or about January 1, 2011, once the refurbishment project is completed. Through this acquisition, we would add to our network an additional base of more than 370,000 customers and would benefit from an enhanced position in the Northeast region of North America.
The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/s/Jean-Hugues Lafleur
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Vice President, Financing, Treasury and Pension Fund
Date: November 2, 2009